Andromeda Health Corp. and Subsidiary

Consolidated Financial Statements
Year ended December 31, 2023 and Period from May 5, 2022
(inception) to December 31, 2022

Andromeda Health Corp. and Subsidiary

Consolidated Financial Statements
Year ended December 31, 2023 and Period from May 5, 2022
(inception) to December 31, 2022

Andromeda Health Corp. and Subsidiary

Contents



MAMACOS, BYSIEWICZ & ASSOCIATES, LLC
CPAs • BUSINESS ADVISORS

Independent Auditor's Report

Board of Directors
Andromeda Health Corp. and Subsidiary
New York, New York

Opinion

We have audited the consolidated financial statements of Andromeda Health Corp. and Subsidiary, which comprise the balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2023 and the period from May 5, 2022 (inception) to December 31, 2022, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Andromeda Health Corp. and Subsidiary as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and the period from May 5, 2022 (inception) to December 31, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Andromeda Health Corp. and Subsidiary and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, Andromeda Health Corp. and Subsidiary is a start-up business in its pre-revenue phase of application development. Our opinion is not modified with respect to this manner.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Andromeda Health Corp. and Subsidiary's ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Andromeda Health Corp. and Subsidiary's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Andromeda Health Corp. and Subsidiary's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Mamacos, Bysiewicz & Associates, LLC

Newton, Massachusetts
February 27, 2024

Consolidated Financial Statements

Andromeda Health Corp. and Subsidiary

Consolidated Balance Sheets

December 31,		2023		2022
Assets				
Current Assets:				
Cash	$	**121,903**	$	605,000
Restricted cash		**2,624,601**		-
Prepaid expenses and other current assets		**1,964**		-
Total Current Assets		**2,748,468**		605,000
Other Assets:				
Property and equipment, net		**13,666**		-
Capitalized software		**773,667**		-
Receivable from shareholders		**83,092**		-
Total Other Assets		**870,425**		
Total Assets	$	**3,618,893**	$	605,000
Liabilities and Stockholders' Equity				
Liabilities:				
Accounts payable	$	**31,828**	$	-
Accrued expenses		**-**		12,000
Total Liabilities		**31,828**		12,000
Commitments and Contingencies				
Stockholders' Equity:				
Andromeda Health Corp. stockholders' equity				
Common stock, no par value, 1,030,666 authorized,				
665,000 issued and outstanding		**3,785,000**		630,000
Accumulated deficit		**(197,935)**		(37,000)
Total Andromeda Health Corp. stockholders' equity		**3,587,065**		593,000
Non-controlling interest		**-**		-
Total Equity		**3,587,065**		593,000
Total Liabilities and Stockholders' Equity	$	**3,618,893**	$	605,000

See accompanying notes to financial statements.

Andromeda Health Corp. and Subsidiary

Consolidated Statements of Operations

	Year ended December 31, 2023	Period from May 5, 2022 (inception) to December 31, 2022
Revenues	$ -	$ -
Cost of Revenues	-	-
Gross Profit	-	-
Selling, General and Administrative Expenses	242,827	37,000
Operating Loss	(242,827)	(37,000)
Other Income		
Interest income	81,892	-
Net Loss	(160,935)	(37,000)
Net Loss Attributable to Non-Controlling Interest	-	-
Net Loss Attributable to Andromeda Health Corp.	$ (160,935)	$ (37,000)

See accompanying notes to financial statements.

Andromeda Health Corp. and Subsidiary

Consolidated Statements of Changes in Stockholders' Equity

| | Andromeda Health Corp. and Subsidiary Stockholders's Equity | | | | Non-controlling Interest | Total Stockholder's Equity |
| | Common Stock | | Accumulated Deficit | Total | | |
	Shares	Amount				
Balances, May 5, 2022	-	$ -	$ -	$ -	$ -	$ -
Issuance of 665,000 shares of common stock	665,000	630,000	-	630,000	-	630,000
Net loss	-	-	(37,000)	(37,000)	-	(37,000)
Balances, December 31, 2022	665,000	$ 630,000	$ (37,000)	$ 593,000	$ -	$ 593,000
Receipt of cash from stock purchase arrangement, see Note 4	-	3,155,000	-	3,155,000	-	3,155,000
Net loss	-	-	(160,935)	(160,935)	-	(160,935)
Balances, December 31, 2023	665,000	$ 3,785,000	$ (197,935)	$ 3,587,065	$ -	$ 3,587,065

See accompanying notes to financial statements.

Andromeda Health Corp. and Subsidiary

Consolidated Statements of Cash Flows

	Year ended December 31, 2023	Period from May 5, 2022 (inception) to December 31, 2022
Cash Flows from Operating Activities:		
Net loss	$ (160,935)	$ (37,000)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	1,574	-
Increase (decrease) in cash resulting from a change in:		
Prepaid expenses and other current assets	(1,964)	-
Receivable from shareholders	(83,092)	-
Accounts payable	31,828	
Accrued Expenses	(12,000)	12,000
Net Cash Used in Provided by Operating Activities	(224,589)	(25,000)
Cash Flows from Financing Activities:		
Purchases of property, equipment and software	(788,907)	-
Cash Flows from Investing Activities		
Capital contributions	3,155,000	630,000
Net Increase in Cash and Restricted Cash	2,141,504	605,000
Cash and Restricted Cash, beginning of year	605,000	-
Cash and Restricted Cash, end of year	$ 2,746,504	$ 605,000

See accompanying notes to financial statements.

1. Operations

On May 5, 2022, Andromeda Health Corp. ("Andromeda") was formed to design and create an integrated software platform for the health care industry that links patients, care providers, insurers and retailers in an efficient and effective manner. The company is currently building out the application and backend system. Once operational the company intends to market and sell its software throughout the United States of America.

Comprehensive Healthcare Andromeda Technology, LLC ("CHAT") was formed by Andromeda and another individual on July 27, 2023, to sell Andromeda's proprietary technologies, on a non-exclusive basis, and its own proprietary technology, in the form of a QR-code based insurance eligibility enquiry solution.

The Company is subject to a number or risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of its application, the need for additional capital to fund operating losses, competition from substitute products from larger competitors and risks associated with changes in laws or technology.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies followed by Andromeda and CHAT (together, the "Company") in the preparation of the accompanying consolidated financial statements is set forth below:

Principles of Consolidation

The consolidated financial statements include the accounts of Andromeda Health Corp. and its 50% owned subsidiary Comprehensive Healthcare Andromeda Technology, LLC. Due to provisions within the CHAT member agreement, Andromeda will absorb 100% of the losses of CHAT when each members' capital account would go below zero. All significant intercompany transactions have been eliminated.

Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

The Company classifies all cash whose use is limited by contractual provisions as restricted cash. Restricted cash arises from agreements to sell shares of the Company's Voting Common Stock. See Note 4.

Property and Equipment

All property and equipment are stated at cost. Major renewals, additions, and betterments are charged to the property accounts while replacements, maintenance, and repairs which do not improve or extend the lives of the respective assets are expensed in the year incurred.

Depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Assets	Life in Years
Furniture and fixtures	5

Depreciation expense for the years ended December 31, 2023 and 2022, was $1,574 and $-0-, respectively.

Capitalized Software

The Company's capitalized software consist primarily of its internally developed software. Capitalized software assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their estimated useful lives using the straight-line method. The internally developed software will be amortized once the application meets commercial viability.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in the tax laws are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Investment tax credits are applied as a reduction to the current provision for federal income taxes using the flow-through method.

The Company recognizes tax benefits only in the event that a position is more likely than not to be sustained upon examination by the applicable taxing authority. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. There are currently no federal or state income tax audits in progress, and the Company believes there are no uncertain tax positions.

Subsequent Events

Management has evaluated events and transactions subsequent to the balance sheet date for potential recognition or disclosure in the consolidated financial statements through February 27, 2024, which is the date the consolidated financial statements were available for issuance.

3. Concentrations

The Company has a potential concentration of credit risk in that it sometimes maintains deposits with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The maximum deposit insurance amount is $250,000, which is applied per depositor, per insured bank for each account ownership category. As of December 31, 2023, the Company had $2,347,429 in excess of FDIC limits.

4. Common Stock

The Company is authorized to issue up to 1,000,000 shares of Voting Common Stock and 30,666 shares of Non-Voting Common Stock. Each share of Voting Common Stock shall entitle the holder to one vote at every annual or special meetings of the stockholders of the Company. Aside of the ability to vote in shareholder meetings, there are no other differences between Voting and Non-Voting shares.

Prior to outside investment, the Company issued 619,988 shares of Voting Common Stock to the founder of the Company, of which 310,048 vested immediately upon issuance and the remaining 309,950 shares represent Restricted Voting Common Stock to the founder of the Company. The 309,950 Restricted Voting Common Stock shares will vest or be forfeited based on a future target investment amount to be raised once the Company achieves successful development of a minimum viable product. The amount of shares that will be forfeited by the founder of the company will equal the numbers of shares issued to meet the future target investment. Once the future target investment is met, all remaining restricted shares held by the founder will become fully vested.

In connection with the investment from an outside investor where the investor intends to purchase 300,000 shares of Voting Common Stock and 30,666 share of Non-Voting Stock, the Company issued 25,000 shares Voting Common Stock for $300,000 and an amount of $3,485,000 was placed into an escrow account from which the funds are being used to fund the development of the minimum viable product. Upon completion and acceptance of the minimum viable product, the Company will issue the investor 275,000 shares of Voting Common Stock and 30,666 shares of Non-Voting Common Stock. If the full amount of the escrow balance is not spent to attain the minimum viable product, the number of Voting Common Stock shares issued will be reduced in accordance with stock purchase agreement.

5. Income Taxes

The income tax expense consists of the following:

	Year ended December, 31 2023	Period from May 5, 2022 (inception) to December 31, 2022
Current Income Tax Expense:		
Federal	$ -	$ -
State	-	-
Total Current Income Tax Benefit	-	-
Deferred Income Tax Expense:		
Federal	-	-
State	-	-
Total Deferred Income Tax Expense	-	-
Income Tax Expense	$ -	$ -

The following represents the approximate amount of each significant type of temporary difference giving rise to the deferred income tax assets:

December 31,	**2023**	2022
Net operating losses	$ **48,900**	$ 9,400
Valuation allowance	**(48,900)**	(9,400)
Total Net Deferred Tax Assets	$ **-**	$ -

A valuation allowance is established if it is more than likely than not that all or a portion of the deferred tax assets will not be realized. Accordingly, because of losses incurred and projected future losses, management has provided a valuation allowance up to the amount of the deferred tax assets due to the uncertainty of realization of these assets.

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